EXHIBIT 12
REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended			Years Ended
	July 2,	January 1,	January 2,	December 27,	December 29,	December 31,
	2011	2011	2010	2008	2007	2006
Earnings available for fixed charges:
Income before taxes and Noncontrolling interests	$109,760	$220,729	$137,955	$199,263	$180,343	$170,568
Interest expense	9,905	19,576	23,284	32,647	26,650	24,160
Estimated interest component of rental expense	4,613	6,594	6,297	5,318	4,433	2,500

Total earnings available for fixed charges	$124,278	$246,899	$167,536	$237,228	$211,426	$197,228

Fixed charges:
Interest expense	$9,905	$19,576	$23,284	$32,647	$26,650	$24,160
Estimated interest component of rental expense	4,613	6,594	6,297	5,318	4,433	2,500

Total fixed charges	$14,518	$26,170	$29,581	$37,965	$31,083	$26,660

Ratio of earnings to fixed charges	8.6	9.4	5.7	6.3	6.8	7.4